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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Blockbuster Inc.
(Name of Issuer)

Common Stock, Class B
(Title of Class of Securities)

093679207
(CUSIP Number)

August 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 093679207	13G	Page 2 of 6 Pages

1.    Name of Reporting Person
Black River Asset Management LLC
Tax ID #41-2066451

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

 3.    SEC Use Only

4.    Citizenship or Place of Organization
 State of Delaware

Number of	5.	Sole Voting Power
Shares		3,614,125
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person	7.	Sole Dispositive Power
With:		3,614,125

	8.	Shared Dispositive Power
		0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

 3,614,125

10.   Check if the Aggregate Amount in Row ( ) Excludes Certain Shares (See Instructions)   ☐

11.   Percent of Class Represented by Amount in Row (9)

 5.0%

12.   Type of Reporting Person (See Instructions)

 IA

CUSIP No. 093679207	13G	Page 3 of 6 Pages

1.    Name of Reporting Person
Black River Global Equity Fund Ltd.
Tax ID #98-0413797

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Citizenship or Place of Organization
Cayman Islands

Number of	5.	Sole Voting Power
Shares		3,614,125
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person	7.	Sole Dispositive Power
With:		3,614,125

	8.	Shared Dispositive Power
		0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

 3,614,125

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)   ☐

11.   Percent of Class Represented by Amount in Row (9)

 5.0%

12.   Type of Reporting Person (See Instructions)

 00

CUSIP No. 093679207	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer:
Blockbuster Inc.

	(b)	Address Of Issuer's Principal Executive Offices:

1201 Elm Street
Dallas, Texas 75270

Item 2.	(a)	Name of Person Filing:
This statement is filed by: (i) Black River Asset Management LLC
(“Black River”) with respect to shares of common stock, class B of the Issuer
(“Shares”) owned by Black River Global Equity Fund Ltd.
(“Global Equity Fund”); and (ii) the Global Equity Fund
with respect to Shares owned by it.

	(b)	Address of Principal Business Office, or, if none, Residence:
Business office of Black River 12700 Whitewater Drive Minnetonka, MN 55343

Business office of Global Equity Fund P.O. Box 309GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands

	(c)	Citizenship:
Black River is a Delaware limited liability company.
Global Equity Fund is a Cayman Islands exempted company.

	(d)	Title of Class of Securities:
Common Stock, Class B

	(e)	Cusip Number:
093679207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

CUSIP No. 093679207	13G	Page 5 of 6 Pages

Item 4.	Ownership

The percentages used herein are calculated based upon the Shares issued and outstanding as of August 7, 2007, as reported on the Issuer’s quarterly report on Form 10-Q filed for the quarterly period ending July 1, 2007.

1. Black River Asset Management LLC (“Black River”)
(a) Amount beneficially owned: 3,614,125
(b) Percent of class: 5.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,614,125
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,614,125
(iv) Shared power to dispose or to direct the disposition of: 0

2. Black River Global Equity Fund Ltd. (“Global Equity Fund”)
(a) Amount beneficially owned: 3,614,125
(b) Percent of class: 5.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,614,125
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,614,125
(iv) Shared power to dispose or to direct the disposition of: 0

Black River does not own any Shares or securities convertible into shares. Pursuant to an investment advisory agreement, Black River has investment and voting power with respect to the securities held by the Global Equity Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of The Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 093679207	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2007
Date

/s/ Robert Goedken
Signature
Black River Asset Management LLC
Robert Goedken, Chief Legal Officer
Name/Title

August 22, 2007
Date

/s/ Robert Goedken
Signature
Black River Global Equity Fund Ltd.
By: Black River Asset Management LLC, Its Investment Advisor
Robert Goedken, Chief Legal Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)